
October 18, 2024

Bruno Ramos de Sousa
Director of the Sponsor
Hashdex Nasdaq Crypto Index US ETF
Ataulfo de Paiva, no 1120, Store A
Leblon- Rio de Janeiro

> **Re: Hashdex Nasdaq Crypto Index US ETF**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2024**
> **File No. 333-280990**

Dear Bruno Ramos de Sousa:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 20, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
General

1.   We note your response to prior comment 43. Please provide the address and telephone number of your agent for service on the registration statement cover page.

Prospectus Summary
Principal Investment Risks of an Investment in the Trust, page 3

2.   Please revise the fourth bullet in this section to clarify that in the occurrence of a fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights and any IR Virtual Currency associated with such event and that Shareholders will not receive the benefits of any Incidental Rights and any IR Virtual Currency.

3.   Refer to pages 50-51. Please include a bullet point addressing the complexity of the tax treatment and acknowledging that shareholders will have tax liability for their allocable share of the Trust's taxable income.

The Offering, page 5

4.   We note that you include cross references on pages 7 and 8 to "The Trust Agreement — Voting Rights" and "The Trust Agreement — Liability and Indemnification," respectively. These sections no longer exist. Please revise your disclosure accordingly.

Overview of the Index Constituents' Industry
Regulation and Government Oversight of Bitcoin and Ether, page 62

5.   Please remove the third paragraph on page 63 as the disclosure lacks the appropriate context for the referenced statements.

Business of the Trust
Index Constituents Criteria, page 65

6.   Please clarify what you mean when you state that to be eligible for inclusion in the Index, crypto assets must serve as the "underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform" and reconcile this statement with footnote 10 of the amended Rule 19b-4 application. We also note your disclosure on page 65 that currently, there are no U.S.-regulated crypto asset trading platforms and therefore, no crypto assets are eligible for inclusion in the Index based on this criterion. Please disclose whether any crypto assets other than bitcoin and ether are eligible for inclusion in the Index based on whether it serves as an underlying asset for a derivative instrument listed on a U.S.-regulated derivatives platform. Please also provide us a list of the U.S.-regulated derivatives platforms that list crypto asset derivative instruments.

Creation and Redemption of Shares
Issuance of Baskets, page 77

7.   We are unable to locate the changes you have made in response to prior comment 33. Please provide the requested disclosure regarding the Trade Credit Lender and Trade Financing Agreement.

Additional Information about the Trust, page 81

8.   Please restore disclosure that you have removed about the Trust Agreement relating to liability and indemnification provisions, withdrawal of the Sponsor, meetings, voting rights, and limited liability of shareholders.

Termination of the Trust, page 82

9.   We note your disclosure that if the Trust fails to qualify for treatment, or ceases to be treated, as a "grantor trust" under the Code or any comparable provision of the laws of any State or other jurisdiction where that treatment is sought, the Sponsor may determine that termination of the trust is advisable. Please clarify, where applicable,

whether you are assuming that the Trust is a grantor trust for U.S. federal income tax purposes.

Amendments, page 84

10.   We note your revisions in response to prior comment 34. Please disclose how and when the Sponsor will notify the Shareholders of material amendments to the Trust Agreement, including whether there will be notice prior to the amendment. Also provide risk factor disclosure that the Sponsor can amend the Trust Agreement in its sole discretion.

Exhibit Index, page II-2

11.   Refer to your response to prior comment 41. Please file a tax opinion or tell us how you concluded that the tax consequences of the Shares are not material to investors. We note your disclosure in the last sentence of the third full paragraph on page 94 and associated discussion.

Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Adam T. Teufel